UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

BBX CAPITAL CORPORATION

(Name of the Issuer)

BBX Capital Corporation

BFC Financial Corporation

BBX Merger Subsidiary LLC

John E. Abdo

Jarett S. Levan

Seth M. Wise

Raymond S. Lopez

Alan B. Levan

(Name of Persons Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05540P100

(CUSIP Number of Class of Securities)

BBX Capital Corporation Raymond S. Lopez Executive Vice President and Chief Financial Officer 401 East Las Olas Boulevard, Suite 800 Fort Lauderdale, Florida 33301 (954) 940-4000	BFC Financial Corporation Jarett S. Levan Acting Chairman, Chief Executive Officer and President 401 East Las Olas Boulevard, Suite 800 Fort Lauderdale, Florida 33301 (954) 940-4900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

copy to:

Stephen K. Roddenberry Akerman LLP Three Brickell City Centre 98 Southeast Seventh Street Suite 1100 Miami, Florida 33131 (305) 374-5600	Alison W. Miller Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street Suite 2200 Miami, Florida 33130 (305) 789-3200

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$452,296,763	$45,546.28

(1)	Calculated solely for the purpose of determining the filing fee. The transaction value was calculated by taking (i) the product of (a) $19.84, the average of the high and low prices per share of BBX Capital Class A Common Stock on August 18, 2016, as quoted on the New York Stock Exchange, and (b) the number of shares of BBX Capital Class A Common Stock outstanding (other than shares owned directly or indirectly by BFC) or issuable pursuant to the vesting of restricted stock units or the exercise of outstanding options minus (ii) $30,727,500, the estimated aggregate amount of cash consideration to be paid by BFC in the merger in exchange for shares of BBX Capital Class A Common Stock.
(2)	The filing fee was determined by multiplying the Transaction Valuation by .0001007.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,546.28	Filing Party: BFC Financial Corporation

Form or Registration No.: Form S-4 (Registration No. 333-213282)	Date Filed: August 24, 2016

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): (a) BBX Capital Corporation, a Florida corporation (“BBX Capital”); (b) BFC Financial Corporation, a Florida corporation (“BFC”); (c) BBX Merger Subsidiary LLC, a Florida limited liability company and wholly owned subsidiary of BFC (“Merger Sub”); (d) John E. Abdo; (e) Jarett S. Levan; (f) Seth M. Wise; (g) Raymond S. Lopez; and (h) Alan B. Levan.

On July 27, 2016, BBX Capital entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BFC and Merger Sub. Pursuant to the Merger Agreement, BBX Capital will merge with and into Merger Sub, (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of BFC and BBX Capital’s shareholders (other than BFC and shareholders who exercise and perfect their appraisal rights in accordance with Florida law) will have the right to receive, in consideration for each share of BBX Capital’s Class A Common Stock they own at the effective time of the Merger, at their election, $20.00 in cash, without interest, or 5.4 shares of BFC’s Class A Common Stock. Pursuant to the terms of the Merger Agreement, the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by BFC will be canceled in connection with the Merger. Options to acquire shares of BBX Capital’s Class A Common Stock and restricted stock units of BBX Capital’s Class A Common Stock outstanding at the effective time of the Merger will, upon consummation of the Merger, be converted automatically into options to purchase shares of BFC’s Class A Common Stock or restricted stock units of BFC’s Class A Common Stock, as applicable, and be subject to the same terms and conditions as in effect at the effective time of the Merger; provided, however, that (i) the number of shares which may be purchased upon exercise of the options, and the number of shares subject to the restricted stock units, will be multiplied by 5.4, and (ii) the exercise price of the options will be divided by 5.4.

BFC owns shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing an approximately 81% equity interest and 90% voting interest in BBX Capital. BFC and Merger Sub, a wholly owned subsidiary of BFC, are parties to the Merger Agreement. John E. Abdo, who serves as Vice Chairman of BFC and BBX Capital, and Alan B. Levan, who serves in a non-executive capacity as Founder and strategic advisor for each of BFC and BBX Capital and is the former Chairman, Chief Executive Officer and President of BFC and the former Chairman and Chief Executive Officer of BBX Capital, may be deemed to control BFC by virtue of their collective ownership of shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 76% of the total voting power of BFC. Jarett S. Levan is the son of Mr. Alan Levan and is the Acting Chairman, Chief Executive Officer and President of BFC and the President and Acting Chairman and Chief Executive Officer of BBX Capital. Seth M. Wise is a director and Executive Vice President of BFC and Executive Vice President of BBX Capital. Raymond S. Lopez is Executive Vice President, Chief Financial Officer and Chief Accounting Officer of BFC and Executive Vice President and Chief Financial Officer of BBX Capital.

Concurrently with the filing of this Schedule 13E-3, BFC is filing with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which contains a proxy statement/prospectus (the “proxy statement/prospectus”), which constitutes (i) a prospectus of BFC under Section 5 of the Securities Act of 1933 and the rules and regulations promulgated thereunder, in each case as amended (the “Securities Act”), with respect to the shares of BFC’s Class A Common Stock which may be issued to BBX Capital’s shareholders in connection with the merger; and (ii) a notice of meeting and a proxy statement of BBX Capital under Section 14(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, in each case as amended (the “Exchange Act”), with respect to the special meeting of BBX Capital’s shareholders, at which BBX Capital’s shareholders will consider and vote upon the Merger Agreement. A copy of the proxy statement/prospectus is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus.

The cross-references below are being supplied pursuant to General Instruction G of Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the proxy statement/prospectus, including all annexes thereto, and documents incorporated by reference into the proxy statement/prospectus is expressly incorporated herein by reference. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the proxy statement/prospectus. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement/prospectus.

The information contained in this Schedule 13E-3 and the proxy statement/prospectus concerning BBX Capital was supplied by BBX Capital, and the information contained in this Schedule 13E-3 and the proxy statement/prospectus concerning each filing person other than BBX Capital was supplied by each such filing person.

Item 1.	Summary Term Sheet.

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

Item 2.	Subject Company Information.

(a)	Name and Address. The information set forth in the proxy statement/prospectus under the caption “SUMMARY TERM SHEET—The Parties to the Merger Agreement— BBX Capital Corporation” is incorporated herein by reference.

(b)	Securities. The class of securities to which this Schedule 13E-3 relates is Class A Common Stock, par value $0.01 per share, of BBX Capital. The information set forth in the proxy statement/prospectus under the caption “THE BBX CAPITAL SPECIAL MEETING—Record Date; Shares Entitled to Vote” is incorporated herein by reference. As of August 18, 2016, 16,199,145 shares of BBX Capital’s Class A Common Stock were outstanding.

(c)	Trading Market and Price. The information set forth in the proxy statement/prospectus under the caption “COMPARATIVE STOCK PRICES AND DIVIDENDS, AND RELATED SHAREHOLDER MATTERS” is incorporated herein by reference.

(d)	Dividends. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Market Price and Dividends”

“THE MERGER AGREEMENT—Conduct of Business by BFC and BBX Capital Prior to Consummation of the Merger”

“COMPARATIVE STOCK PRICES AND DIVIDENDS, AND RELATED SHAREHOLDER MATTERS”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(e)	Prior Public Offerings. The information set forth in the proxy statement/prospectus under the caption “INFORMATION ABOUT BBX CAPITAL—Transactions in, and Agreements relating to, BBX Capital’s Class A Common Stock” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference.

“SPECIAL FACTORS—Background of the Merger”

“INFORMATION ABOUT BBX CAPITAL—Transactions in, and Agreements relating to, BBX Capital’s Class A Common Stock”

“WHERE YOU CAN FIND MORE INFORMATION”

“ANNEX C—BACKGROUND OF THE 2015 TENDER OFFER”

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. BBX Capital is the subject company. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger Agreement”

“SPECIAL FACTORS—The Purchaser Group”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT—Parties to the Merger Agreement”

“INFORMATION ABOUT BBX CAPITAL—Directors and Executive Officers”

“INFORMATION ABOUT BBX CAPITAL—Security Ownership of Certain Beneficial Owners and Management”

“INFORMATION ABOUT THE PURCHASER GROUP—Members of the Purchaser Group”

“INFORMATION ABOUT THE PURCHASER GROUP—Information about BFC”

“INFORMATION ABOUT THE PURCHASER GROUP—Information about Merger Sub”

“INFORMATION ABOUT THE PURCHASER GROUP—Information about John E. Abdo, Alan B. Levan, Jarett S. Levan, Seth M. Wise and Raymond S. Lopez”

“INFORMATION ABOUT THE PURCHASER GROUP—Directors, Executive Officers and Managers of BFC and Merger Sub”

(b)	Business and Background of Entities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger Agreement”

“THE MERGER AGREEMENT—Parties to the Merger Agreement”

“INFORMATION ABOUT BBX CAPITAL—Certain Proceedings”

“INFORMATION ABOUT BBX CAPITAL—General”

“INFORMATION ABOUT THE PURCHASER GROUP—Information about BFC”

“INFORMATION ABOUT THE PURCHASER GROUP—Information about Merger Sub”

“INFORMATION ABOUT THE PURCHASER GROUP—Certain Proceedings”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“INFORMATION ABOUT BBX CAPITAL—Directors and Executive Officers”

“INFORMATION ABOUT BBX CAPITAL—Certain Proceedings”

“INFORMATION ABOUT THE PURCHASER GROUP—Information about John E. Abdo, Alan B. Levan, Jarett S. Levan, Seth M. Wise and Raymond S. Lopez”

“INFORMATION ABOUT THE PURCHASER GROUP—Directors, Executive Officers and Managers of BFC and Merger Sub”

“INFORMATION ABOUT THE PURCHASER GROUP—Certain Proceedings”

Item 4.	Terms of the Transaction.

(a)(1)	Tender Offers. Not applicable.

(a)(2)	Mergers or Similar Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

“THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Anticipated Accounting Treatment”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)	Different Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Treatment of Stock Options and Restricted Stock Units Outstanding Under BBX Capital’s Equity Compensation Plans”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)	Appraisal Rights. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“APPRAISAL RIGHTS”

“ANNEX D—FLORIDA BUSINESS CORPORATION ACT APPRAISAL RIGHTS STATUTES (Sections 607.1301-607.1333)”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the proxy statement/prospectus under the caption “SPECIAL FACTORS—Provisions for Unaffiliated Shareholders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. The information set forth in the proxy statement/prospectus under the caption “COMPARATIVE STOCK PRICES AND DIVIDENDS, AND RELATED SHAREHOLDER MATTERS – Comparative Stock Prices” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

“SPECIAL FACTORS—Related Party Transactions”

“INFORMATION ABOUT BBX CAPITAL—Transactions in, and Agreements relating to, BBX Capital’s Class A Common Stock”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Related Party Transactions”

“SPECIAL FACTORS—Additional Information Regarding Bluegreen”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX C—BACKGROUND OF THE 2015 TENDER OFFER”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Related Party Transactions”

“THE BBX CAPITAL SPECIAL MEETING—Shares Owned by BFC and Directors and Officers of BBX Capital”

“THE MERGER AGREEMENT”

“INFORMATION ABOUT BBX CAPITAL—Security Ownership of Certain Beneficial Owners and Management”

“INFORMATION ABOUT THE PURCHASER GROUP—Beneficial Ownership of, and Agreements Involving, BBX Capital’s Securities”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Operations of BBX Capital and BFC Prior to and After the Effective Time of the Merger”

“SPECIAL FACTORS—Delisting and Deregistration of BBX Capital’s Class A Common Stock”

“THE MERGER AGREEMENT—The Merger”

“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT— Treatment of Stock Options and Restricted Stock Units Outstanding under BBX Capital’s Equity Compensation Plans”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)(1)-(8)	Plans. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Operations of BBX Capital and BFC Prior to and After the Effective Time of the Merger”

“SPECIAL FACTORS—Board of Directors and Executive Officers of BFC Following the Merger”

“SPECIAL FACTORS—Delisting and Deregistration of BBX Capital’s Class A Common Stock”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS— Operations of BBX Capital and BFC Prior to and After the Effective Time of the Merger”

(b)	Alternatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

(c)	Reasons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

(d)	Effects. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Effects on BBX Capital if the Merger is not Completed”

“SPECIAL FACTORS— Operations of BBX Capital and BFC Prior to and After the Effective Time of the Merger”

“SPECIAL FACTORS— Delisting and Deregistration of BBX Capital’s Class A Common Stock”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

“SPECIAL FACTORS—Estimated Fees and Expenses”

“THE MERGER AGREEMENT”

“APPRAISAL RIGHTS”

“COMPARISON OF RIGHTS OF COMMON SHAREHOLDERS OF BFC AND BBX CAPITAL”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX D—FLORIDA BUSINESS CORPORATION ACT APPRAISAL RIGHTS STATUTES (Sections 607.1301-607.1333)”

Item 8.	Fairness of the Transaction.

(a)	Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”

(b)	Factors Considered in Determining Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of the Financial Advisor to BBX Capital’s Special Committee”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”

“ANNEX B—OPINION OF HOVDE GROUP, LLC”

See also the presentation attached hereto as exhibit (c)(2) and incorporated by reference herein, which was prepared by Hovde Group, LLC (“Hovde”), the financial advisor to the special committee of BBX Capital’s board of directors.

(c)	Approval of Security Holders. The information set forth in the proxy statement/prospectus under the caption “SPECIAL FACTORS—Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger” is incorporated herein by reference:

(d)	Unaffiliated Representative. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendations of BBX Capital’s Special Committee and Board of Directors”

“SUMMARY TERM SHEET— Opinion of the Financial Advisor to BBX Capital’s Special Committee”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of the Financial Advisor to BBX Capital’s Special Committee”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

“ANNEX B— OPINION OF HOVDE GROUP, LLC”

(e)	Approval of Directors. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendations of BBX Capital’s Special Committee and Board of Directors”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

(f)	Other Offers. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation made by Hovde Group, LLC at a joint meeting of BBX Capital’s special meeting and board of directors on July 27, 2016 is attached hereto as Exhibit (c)(2) and is incorporated herein by reference. The presentation made by Keefe, Bruyette & Woods, Inc. at a meeting of BFC’s board of directors held on July 26, 2016, is attached hereto as Exhibit (c)(3) and is incorporated herein by reference. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of the Financial Advisor to BBX Capital’s Special Committee”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Summary of Financial Presentation of Keefe, Bruyette & Woods, Inc. to BFC’s Board of Directors”

“ANNEX B—OPINION OF HOVDE GROUP, LLC”

(c)	Availability of Documents. The reports, opinions and appraisals referenced in this Item 9 are available for inspection and copying at BBX Capital’s principal executive offices at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, during regular business hours by any interested shareholder of BBX Capital or any representative of such shareholder who has been so designated in writing. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference.

“SPECIAL FACTORS—Opinion of the Financial Advisor to BBX Capital’s Special Committee”

“SPECIAL FACTORS— Summary of Financial Presentation of Keefe, Bruyette & Woods, Inc. to BFC’s Board of Directors”

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)-(b)	Source of Funds; Conditions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

(c)	Expenses. The information set forth in the proxy statement/prospectus under the caption “SPECIAL FACTORS—Estimated Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“INFORMATION ABOUT BBX CAPITAL—Security Ownership of Certain Beneficial Owners and Management”

“INFORMATION ABOUT THE PURCHASER GROUP—Beneficial Ownership of, and Agreements Involving, BBX Capital’s Securities”

(b)	Securities Transactions. The information set forth in the proxy statement/prospectus under the caption “INFORMATION ABOUT THE PURCHASER GROUP—Beneficial Ownership of Securities” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“THE BBX CAPITAL SPECIAL MEETING—Shares Owned by BFC and Directors and Officers of BBX Capital”

“THE MERGER AGREEMENT – Other Covenants and Agreements”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(e)	Recommendation of Others. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of BBX Capital’s Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”

“THE MERGER AGREEMENT—Other Covenants and Agreements”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 13.	Financial Statements.

(a)	Financial Information. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Selected Historical Consolidated Financial Information of BBX Capital”

“SUMMARY TERM SHEET —Unaudited Comparative Per Share Information”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Selected Unaudited Pro Forma Condensed Consolidated Financial Information”

“SUMMARY TERM SHEET—Unaudited Comparative Per Share Information”

“UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS”

“WHERE YOU CAN FIND MORE INFORMATION”

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Estimated Fees and Expenses”

“THE BBX CAPITAL SPECIAL MEETING—Proxy Solicitation”

“THE BBX CAPITAL SPECIAL MEETING—Assistance”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BBX CAPITAL SPECIAL MEETING”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses”

“THE BBX CAPITAL SPECIAL MEETING—Proxy Solicitation”

Item 15.	Additional Information.

(b)	Golden Parachute Compensation. The information set forth in the proxy statement/prospectus under the caption “SPECIAL FACTORS – No “Golden Parachute” Compensation” is incorporated herein by reference.

(c)	Other Material Information. The information set forth in the proxy statement/prospectus, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(1)	Letter to Shareholders of BBX Capital Corporation (incorporated by reference to the Registration Statement on Form S-4 filed by BFC Financial Corporation with the Securities and Exchange Commission on August 24, 2016)

(a)(2)	Notice of Special Meeting of Shareholders of BBX Capital Corporation (incorporated by reference to the Registration Statement on Form S-4 filed by BFC Financial Corporation with the Securities and Exchange Commission on August 24, 2016)

(a)(3)	Proxy Statement of BBX Capital Corporation (incorporated by reference to the Registration Statement on Form S-4 filed by BFC Financial Corporation with the Securities and Exchange Commission on August 24, 2016)

(c)(1)	Opinion of Hovde Group, LLC, dated July 27, 2016 (incorporated by reference to Annex B of the proxy statement/prospectus included in the Registration Statement on Form S-4 filed by BFC Financial Corporation with the Securities and Exchange Commission on August 24, 2016)

(c)(2)	Presentation Materials, dated July 27, 2016, of Hovde Group, LLC

(c)(3)	Presentation Materials, dated July 26, 2016, of Keefe, Bruyette & Woods, Inc.

(d)(1)	Agreement and Plan of Merger, dated July 27, 2016, by and among BFC Financial Corproation, BBX Merger Subsidiary LLC and BBX Capital Corporation (incorporated by reference to Annex A of the proxy statement/prospectus included in the Registration Statement on Form S-4 filed by BFC Financial Corporation with the Securities and Exchange Commission on August 24, 2016)

(e)	Description of the Share Exchange Agreements between BFC Financial Corporation and each of Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise (incorporated by reference to the discussion of such Share Exchange Agreements contained in the “Special Factors—Related Party Transactions” section of the proxy statement/prospectus included in the Registration Statement on Form S-4 filed by BFC Financial Corporation with the Securities and Exchange Commission on August 24, 2016)

(f)	Sections 607.1301-607.1333 of the Florida Business Corporation Act (incorporated by reference to Annex D of the proxy statement/prospectus included in the Registration Statement on Form S-4 filed by BFC Financial Corporation with the Securities and Exchange Commission on August 24, 2016)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BBX CAPITAL CORPORATION

Date: August 24, 2016	By:	/s/ Raymond S. Lopez
	Name:	Raymond S. Lopez
	Title:	Executive Vice President and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BFC FINANCIAL CORPORATION

Date: August 24, 2016	By:	/s/ Jarett S. Levan
	Name:	Jarett S. Levan
	Title:	Acting Chairman, Chief Executive Officer and President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BBX MERGER SUBSIDIARY LLC

Date: August 24, 2016	By:	/s/ Jarett S. Levan
	Name:	Jarett S. Levan
	Title:	Chief Executive Officer and President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2016	/s/ John E. Abdo
John E. Abdo

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2016	/s/ Jarett S. Levan
Jarett S. Levan

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2016	/s/ Seth M. Wise
Seth M. Wise

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2016	/s/ Raymond S. Lopez
Raymond S. Lopez

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2016	/s/ Alan B. Levan
Alan B. Levan